Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

January 14, 2010

Fresenius Medical Care Successfully Places
Senior Notes in the Amount of €250 million

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the “Company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced the pricing of Senior Notes due 2016 in the principal amount of €250million issued by FMC Finance VI S.A., a wholly owned subsidiary of the Company (the “Senior Notes”). The coupon will be 5.50%. With a price at issuance of 98.6636% the yield to maturity will be 5.75%. Proceeds will be used to repay short-term indebtedness and for general corporate purposes.

The Senior Notes will be guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

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Michael Brosnan, Chief Financial Officer of the Company, commented: “We are pleased to have successfully completed a senior unsecured note offering. We believe it demonstrates that investors clearly recognize our sustainable financial strength and are confident in the future of Fresenius Medical Care and the dialysis industry.”

The Senior Notes were not registered under the Securities Act of 1933, but were offered in an “offshore transaction” pursuant to Regulation S under the Securities Act and to “qualified institutional buyers” in the United States pursuant to the exemption of registration under Rule 144 A under the Securities Act. The Senior Notes may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

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This release does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of FMC Finance VI S.A. or Fresenius Medical Care or any present or future member of its group nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of FMC Finance VI S.A. or Fresenius Medical Care or any member of its group. In particular, this release is not an offer of securities in the United States of America (including its territories and possessions), and securities of FMC Finance VI S.A. and Fresenius Medical Care may not be offered or sold in the United States of America absent registration under the Securities Act of 1933, as amended, (which FMC Finance VI S.A. and Fresenius Medical Care do not intend to effect) or pursuant to an applicable exemption from registration.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,770,000 individuals worldwide. Through its network of 2,509 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 192,804 patients around the globe (as of 30. September 2009). Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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